Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of
1933, as amended, and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289

Offshore Technology Conference May 2011

Forward-Looking Statements 2 Statements included in this presentation regarding the consummation of the proposed Pride transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, contemplated financing after the transaction, adequacy of cash reserves, financial performance, accretion to earnings, revenue growth, future dividend levels, credit ratings or other attributes of the combined companies and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include words or phrases such as "anticipate," "believe," "contemplate," "estimate," "expect," "intend," "plan," "project," "could," "may," "might," "should," "will" and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies' security holders, costs and difficulties related to integration of acquired businesses, delays, costs and difficulties related to the transaction, market conditions, and the combined companies' financial results and performance, consummation of financing for additional borrowing capacity after the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in each company's Annual Report on Form 10-K for the year ended 31 December 2010, and their respective other filings with the Securities and Exchange Commission (the "SEC"), which are available on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Create World's Second Largest Offshore Driller 3 Wider range of enhanced drilling technologies drillships, semisubmersibles, premium jackups Expand into strategic, high-growth markets Broaden customer base with leading national and international oil companies, as well as many independent operators Immediately accretive to shareholders Improve financial structure Shared core values safety, employee development, operational excellence, customer satisfaction Complementary Fleets, Markets & Customers

World's Second Largest Offshore Rig Fleet 4 4 Source: ODS Petrodata - 23 Mar 2011 - Numbers include competitive industry-wide semisubmersibles, drillships and premium jackups, including rigs under construction or on order. 138

Wide Range of Advanced Drilling Technologies 5 Note: Includes rigs under construction or on order. 7 13 7 49 PREMIUM JACKUP RIGS ULTRA-DEEPWATER DRILLSHIPS MOORED SEMISUBMERSIBLES DYNAMICALLY POSITIONED SEMISUBMERSIBLES

# Second Youngest & Third Largest Deepwater Fleet (4,500'+)

## Avg. Age of Fleet



Years
3
7
15
19
25
SDRL
ESV/PDE
RIG
NE
DO

## Fleet Size



RIG
44
NE
22
ESV/PDE
21
SDRL
17
DO
15
PDE
13
ESV
8

Source: ODS Petrodata – 23 Mar 2011 – Deepwater includes competitive semisubmersibles and drillships able to drill in 4,500' and greater water depths including rigs that are cold stacked, under construction or on order. Average age excludes rigs under construction or on order. Ensco and Pride have three ultra-deepwater semis and two drillships, respectively, under construction.

6

Youngest & Third Largest Ultra-Deepwater Fleet (7,500'+) 7 Fleet Size Avg. Age of Fleet Avg. Age of Fleet Avg. Age of Fleet Source: ODS Petrodata - 23 Mar 2011 - Ultra-deepwater includes competitive semisubmersibles and drillships able to drill in 7,500' and greater water depths including rigs that are cold stacked, under construction or on order. Average age excludes rigs under construction or on order. Ensco and Pride have three ultra-deepwater semis and two drillships, respectively, under construction.

Largest Active Premium Jackup Fleet 8 Premium Jackups Premium Jackups Active Active Source: ODS Petrodata - 23 Mar 2011 - Premium jackups include competitive, 250' and larger independent-leg rigs, harsh standard jackups and all rigs under construction or on order. Active does not include rigs cold stacked, under construction or on order.

Jackup Fleet Overview 9 $1 billion invested in jackup fleet since beginning of 2005 $460 million - construction & acquisition $550 million - enhancements Total fleet of 42 (49 with Pride) independent leg design units More 400' water depth jackups than any other driller 12 units (25% of fleet) less than 12 years old 24 (29 with Pride) units rated for 300' water depth or greater Major "life extension and equipment upgrades" completed during last 10 years

Organic Growth from Newbuild Programs 10 Source: ODS Petrodata (CHART) 2 1 1 1 2 1 4 2 2 13 Delivered 7 Under Construction 1 3 Plus options for 1 drillship and 2 jackups

Newbuild Delivery Schedule Newbuild Delivery Schedule 11 2012 2013

Broader Geographic Reach - Minimal Overlap U.S. Gulf of Mexico U.S. Gulf of Mexico U.S. Gulf of Mexico U.S. Gulf of Mexico ESV PDE Total Ships 3 3 Semis 3 3 Jackups 9 2 11 West Africa West Africa West Africa West Africa ESV PDE Total Ships 2 2 Semis 2 2 Jackup 1 1 Europe & Mediterranean Europe & Mediterranean Europe & Mediterranean Europe & Mediterranean ESV PDE Total Semi 1 1 Jackups 10 10 Middle East Middle East Middle East Middle East ESV PDE Total Jackups 8 4 12 Asia Pacific Asia Pacific Asia Pacific Asia Pacific ESV PDE Total Semi 1 1 Jackups 9 9 Mexico Mexico Mexico Mexico ESV PDE Total Jackups 4 4 Brazil Brazil Brazil Brazil ESV PDE Total Semis 9 9 12 French Guiana French Guiana French Guiana French Guiana ESV PDE Total Semi 1 1 Under Construction/On Order Under Construction/On Order Under Construction/On Order Under Construction/On Order ESV PDE Total Ships 2 2 Semis 3 3 Jackups 2 2

Deepwater Drilling Opportunities 13 Golden Triangle Emerging

Expand Customer Base - Minimal Overlap 14 14 Ensco Pride

EnergyPoint Independent Customer Survey EnergyPoint Independent Customer Survey #1 Performance and Reliability #1 Job Quality #1 Health, Safety, Environment 15 #1 Total Satisfaction

U.S. Gulf of Mexico Performance 16 ENSCO 8501: 1st rig permitted to drill new deepwater well since Macondo Virtually all marketed jackups have continued to work post Macondo ENSCO 86: 1st jackup to drill a new gas well ENSCO 82: 1st jackup to drill a new oil well ENSCO 8500 and ENSCO 8501: first two semis to receive deepwater certification ENSCO 8502 and ENSCO 8503 Negotiated standby rates/preserved original contract terms Favorable sublet for ENSCO 8503 in French Guiana Managing Through Adversity

Safe Operations 17 17 TRIR = Total recordable incident rate. IADC industry stats are 4Q10 for U.S., S. America, Middle East, Asia Pacific, Europe and Africa waters. Ensco and Pride stats are as of 31 Dec 2010.

Safety, Health & Environment 18 Goal is a zero-incident workplace Executive management commitment and attention Dedicated SHE personnel - corporate/region/rig Comprehensive training programs Quality control and audit Dedicated safety management systems Root-cause analysis to prevent recurrence of incidents A Shared Core Value

Revenue by Segment 19 19 19 (CHART) Source: Companies' reported twelve months 2010 revenue Pro forma

Contracted Revenue Backlog 20 20 Approximately $10 billion Revenue ($ billions) 7 February 2011

Recent Notes Offering 21 $1 billion of senior notes due 2016 at 3.25% coupon $1.5 billion of senior notes due 2021 at 4.7% coupon Baa1/BBB+ ratings from Moody's/S&P Improve weighted average cost of capital Prudent Financial Management

Balance Sheet Strength Balance Sheet Strength Source: Bloomberg - Moody's and Standard & Poor's Ratings. Leverage Ratio = LTD + current portion LTD + other long-term liabilities divided by total debt + shareholders' equity as of 31 December 2010, except ESV/PDE pro forma estimate after closing. 22 Investment Grade Ratings NR Baa3/BBB Baa3/BBB- Ba1/BBB- Baa1/A- Baa1/A- Baa1/BBB+ Baa1/BBB+

Capital Management 23 Continue $0.35 per share quarterly cash dividend Revenue backlog and projected cash flows support newbuild programs and pro forma debt Increase scale Enhance diversification: fleet, markets, customers Improve weighted average cost of capital $560 million share repurchase authorization Maintain Flexibility

Summary 24 Create world's second largest offshore driller Complementary rig fleets, geographic scope and customers Wider range of enhanced drilling technologies Accelerate growth in strategic, high-growth markets Broaden customer base with leading national and international oil companies, as well as many independent operators Shared core values Immediately accretive to shareholders Improve financial structure The Future of Offshore Drilling

The Future of Offshore Drilling 25

26 Additional Information In connection with the proposed transaction, Ensco has filed a registration statement including a definitive joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. The definitive joint proxy statement/prospectus has been sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Ensco and Pride with the SEC from the SEC's website at www.sec.gov. Security holders and other interested parties may also obtain, without charge, a copy of the definitive joint proxy statement/prospectus and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214- 397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco's website at www.enscoplc.com under the tab "Investors." Copies of the documents filed by Pride with the SEC are available free of charge on Pride's website at www.prideinternational.com under the tab "Investor Relations." Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for further information on its public reference room. Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco's proxy statement relating to its 2011 General Meeting of Shareholders and Pride's proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2011 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies' security holders generally, by reading the registration statement, definitive joint proxy statement/prospectus and other relevant documents regarding the transaction filed with the SEC.